Exhibit 12.1

NATIONAL FINANCIAL PARTNERS CORP.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED DIVIDENDS

(Amounts in thousands of dollars, except ratios)

	Three Months		Years Ended December 31,
	Ended March 31, 2010
			2009	2008		2007		2006		2005
Earnings Available for Fixed Charges:
Income (loss) before income taxes (a)	$12,553		$(567,770)	$41,809		$91,956		$101,361		$97,013

Add:
Interest Expense (a)	$4,169		$18,187	$19,832		$16,587		$6,291		$4,110
Amortization of debt-related expenses	410		2,380	1,932		1,723		559		920
Appropriate portion of rents (b)	2,143		9,297	7,306		5,400		4,280		3,640

	6,722		29,864	29,070		23,710		11,130		8,670

Earnings available for fixed charges	$19,275		$(537,906)	$70,879		$115,666		$112,491		$105,683

Fixed Charges:
Interest Expense (a)	$4,169		$18,187	$19,832		$16,587		$6,291		$4,110
Amortization of debt-related expenses	410		2,380	1,932		1,723		559		920
Appropriate portion of rents (b)	2,143		9,297	7,306		5,400		4,280		3,640

Total Fixed Charges	$6,722		$29,864	$29,070		$23,710		$11,130		$8,670

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends (c)	2.87	x	NM	2.44	x	4.88	x	10.11	x	12.19	x

NM indicates amount is not meaningful

(a)	Interest expense and Income before income taxes exclude interest expense accrued on uncertain tax positions. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of March 31, 2010, the Company had accrued interest related to unrecognized tax benefits of $0.4 million.
(b)	Portion of rental expenses which is deemed representative of an interest factor, which is approximately twenty percent of total rental expense.
(c)	Earnings for the year ended December 31, 2009 are inadequate to cover fixed charges and earnings available for fixed charges must be approximately $29.9 million in order to attain a ratio of earnings to fixed charges and preferred dividends of one-to-one.